NOVUS ROBOTICS INC.
7669 Kimbal Street
Mississauga, Ontario
Canada L5S 1A7
telephone (905) 672-7669

October 24, 2012

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:	Russell Mancuso, Branch Chief David Burton Jay Webb Joseph McCann

Re:	Novus Robotics Inc. Amendment No. 2 to Form 8-K Filed August 20, 2012 Form 10-Q for Fiscal Quarter Ended June 30, 2012 Filed August 14, 2012 File No. 000-53006

To Whom It May Concern:

On behalf of Novus Robotics, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated September 4, 2012 (the “SEC Letter”) regarding the Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2012 (the “Quarterly Report”).

Results of Operation, page 15

9.           In accordance with the staff's comment, please be advised that the Quarterly Report has been revised to address the reasons for the change in gross margin between the first and second quarter of 2012.

Securities and Exchange Commission
Page Two
October 24, 2012

Form 10-Q for Fiscal Quarter Ended June 30, 2012

26.           In accordance with the staff's comments, please be advised that additional disclosure has been provided regarding the specific steps taken or to be taken by management to remediate the ineffective controls and procedures.

27.           In accordance with the staff's comments, please be advised that Exhibit 32.1 filed with the amendment is signed by the Company's principal financial officer and identifies Mr. Paolucci as the Company's principal financial officer.  Please be further advised that our failure to initially identify Mr. Paolucci as the Company's principal financial officer in Exhibit 32.1 was not an attempt to avoid liability for Mr. Paolucci in his role as principal financial officer and that he will be properly identified as such in all future certifications.

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Novus Robotics Inc.

By:	/s/ Dino Paolucci
President//Chief Executive Officer